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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Jazz Technologies, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

47214E102

(CUSIP Number)

Gilbert F. Amelio
4321 Jamboree Road
Newport Beach, CA 92660

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 6, 2007

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 47214E102
1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Acquicor Management LLC 20-3318905
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization DE
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,330,756
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,330,756
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,330,756
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 12.2%[1]
14.	Type of Reporting Person (See Instructions) OO

1 Percentage is calculated under applicable SEC regulations based on 19,031,276 shares of common stock outstanding as of December 20, 2007.

CUSIP No. 47214E102
1.	Name of Reporting Persons. I.R.S. Identification No(s). of above person(s) (entities only) Gilbert F. Amelio
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization USA
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,516,890[2]
	8.	Shared Voting Power
	9.	Sole Dispositive Power 2,516,890[2]
	10.	Shared Dispositive Power
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,516,890[2]
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 13.2%[3]
14.	Type of Reporting Person (See Instructions) IN

2 Represents (i) 185,134 shares held directly by Dr. Amelio, (ii) 1,000 shares held by Dr. Amelio’s wife and (iii) 2,330,756 shares held by Acquicor Management LLC, of which the reporting person is the sole manager. Dr. Amelio has sole voting and dispositive power over the shares held by Acquicor Management LLC. Dr. Amelio disclaims beneficial ownership of the shares held by Acquicor Management LLC except to the extent of his pecuniary interest therein.
3 Percentage is calculated under applicable SEC regulations based on 19,031,276 shares of common stock outstanding as of December 20, 2007.

This Amendment No. 2 (this “Amendment No. 2”) amends the Schedule 13D (“Schedule 13D”) and Schedule 13D/A (“Schedule 13D/A”) previously filed by the reporting persons with the Securities and Exchange Commission on March 20, 2007 and September 14, 2007, respectively. This Amendment No. 2 makes certain changes to Item 5 and should be read in conjunction with the previously-filed Schedule 13D and Schedule 13D/A.

Item 5. Interest in Securities of the Issuer

Item 5 of the previously-filed Schedule 13D and Schedule 13D/A are hereby amended by replacing the entire text of Item 5 with the following:

AQR Management beneficially owns 2,330,756 shares of the Issuer’s Common Stock, or 12.2% of the Issuer’s Common Stock issued and outstanding as of December 20, 2007. Dr. Amelio beneficially owns 2,516,890 shares of the Issuer’s Common Stock, or 13.2% of the Issuer’s Common Stock issued and outstanding as of December 20, 2007, which includes (i) 185,134 shares held directly by Dr. Amelio, (ii) 1,000 shares held by Dr. Amelio’s wife and (iii) 2,330,756 shares held by Acquicor Management LLC, of which the reporting person is the sole manager. Dr. Amelio has sole voting and dispositive power over the shares held by Acquicor Management LLC. Dr. Amelio disclaims beneficial ownership of the shares held by Acquicor Management LLC except to the extent of his pecuniary interest therein.

During the past 60 days, AQR Management and Dr. Amelio effected the following transactions in the Issuer’s Common Stock:

•  On December 6, 2007, the Issuer, as part of its publicly-announced stock and warrant repurchase program, repurchased from AQR Management 1,819,793 shares of the Issuer’s common stock at $2.11 per share. The price per share paid by the Issuer was the closing price of such security on November 30, 2007, the date agreement for the repurchase was reached. The repurchase of shares from AQR Management was conditioned on the entire $3,839,763.23 sales proceeds being applied by AQR Management to pay interest, principal and associated fees on loans made to AQR Management, Dr. Clark and Mr. Kensey on February 14, 2007 by Context Opportunistic Master Fund, LP and Context Advantage Master Fund, LP.

•  On December 17, 2007, the Issuer granted Dr. Amelio 266,667 shares of Common Stock based on the attainment of certain quantitative and qualitative performance goals during 2007. Upon issuance, Dr. Amelio surrendered 86,533 shares in respect of withholding obligations, for a net issuance of 180,134.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 21, 2007
Date

/s/ Gilbert F. Amelio
Signature

Gilbert F. Amelio
Name/Title

Acquicor Management LLC

By:	/s/ Gilbert F. Amelio
Name: Gilbert F. Amelio
Title: Sole Manager